                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                         Commission file number: 1-5256



        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                              (Full title of plan)

                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)

                                 (336) 547-6000
              (Registrant's telephone number, including area code)

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                                TABLE OF CONTENTS

                                                                                      Page No.
Report of Independent Accountants                                                       4

Statements of Net Assets Available for Benefits
         December 31, 2001 and 2000                                                     5

Statements of Changes in Net Assets Available for Benefits -
         For the Years Ended December 31, 2001, 2000, and 1999                          6

Notes to Financial Statements                                                           7

Supplemental Schedules*:
         Schedule H - Line 4i - Schedule of Assets (Held at end of year)               15

         *  -     Other schedules required by Section 2520.103-10 of the
                  Department of Labor Rules and Regulations for Reporting and
                  Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1 - Consent of Independent Accountants                                      16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     VF Corporation Tax-Advantaged Savings Plan
                                              for Salaried Employees

                                     By:   /s/ Frank C. Pickard III
                                         ------------------------------
                                           Frank C. Pickard III
                                           Vice President, Treasurer
                                           VF Corporation

 Date:  June 28, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP
June 14, 2002

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                         December 31
    ASSETS                                           2001              2000
    ------                                       ------------      ------------
Investments, at fair value
  VF Corporation common stock -
   633,893 shares in 2001
   691,764 shares in 2000                        $ 24,731,732      $ 25,069,530

  VF Corporation ESOP preferred stock -
   1,477,929 shares in 2001
   1,570,301 shares in 2000                        92,252,328        91,052,333
  Other securities                                211,909,046       225,061,590
                                                 ------------      ------------
     Total investments                            328,893,106       341,183,453
Loans receivable from participants                 13,300,763        12,235,738
                                                 ------------      ------------
       TOTAL ASSETS                               342,193,869       353,419,191
                                                 ============      ============

LIABILITIES
Employee Stock Ownership
  Plan obligation payable to VF Corporation         2,872,310        12,312,041
                                                 ------------      ------------
       TOTAL LIABILITIES                            2,872,310        12,312,041
                                                 ------------      ------------
Net assets available for benefits                $339,321,559      $341,107,150
                                                 ============      ============

See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year Ended December 31
                                                         2001                2000                 1999
                                                    -------------       -------------       -------------
  Investment income

  Dividends on VF Corporation ESOP
    Preferred Stock                                 $   3,147,511       $   3,335,572       $   3,548,108
  Interest                                                      0               9,214             766,141
  Dividends on VF Corporation common stock                623,262             613,165             568,777
  Income from mutual funds and bank common
    Trust funds                                         3,451,137          13,047,168           8,183,052
                                                    -------------       -------------       -------------
                                                        7,221,910          17,005,119          13,066,078
                                                    -------------       -------------       -------------

Contributions
  Interest on loan repayments                           1,005,453             907,214             819,721
  Transfer from merged plans (Note A)                           0          22,460,258                   0
  Participants                                         21,305,026          21,275,592          18,853,409
  VF Corporation                                        7,086,364           7,172,768           6,907,055
                                                    -------------       -------------       -------------
                                                       29,396,843          51,815,832          26,580,185
                                                    -------------       -------------       -------------

Benefits paid to participants                         (24,965,767)        (26,745,185)        (26,465,797)
Forfeitures that reduce
  VF Corporation contributions                           (232,386)           (287,053)           (194,398)
Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                        (854,340)         (1,744,899)         (2,553,867)
Net realized and unrealized appreciation
  (depreciation) in fair value of investments         (12,351,851)         (2,907,045)        (40,894,272)
                                                    -------------       -------------       -------------
Net increase (decrease)                                (1,785,591)         37,136,769         (30,462,071)

Net assets available for benefits
  at beginning of year                                341,107,150         303,970,381         334,432,452
                                                    -------------       -------------       -------------
Net assets available for benefits
  at end of year                                    $ 339,321,559       $ 341,107,150       $ 303,970,381
                                                    =============       =============       =============

See notes to financial statements.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


NOTE A -- DESCRIPTION OF THE PLAN

VF Corporation (the Corporation) sponsors the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 15% of their compensation to the Plan (highly compensated employees are limited to 10%). The Corporation matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees remain fully vested in their contributions to the Plan. The Corporation's matching contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death.

The Plan includes an Employee Stock Ownership Plan (ESOP). In 1990, the ESOP purchased 2,105,263 shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) for $65.0 million. Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Corporation Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause the Corporation to redeem the ESOP Preferred Stock under certain circumstances. The ESOP Preferred Stock also has preference in liquidation over all other stock issues. The Corporation's matching contributions, all of which go into the ESOP, are allocated to employees in shares of ESOP Preferred Stock. Of the shares of ESOP Preferred Stock owned by the ESOP, 1,420,338 shares in 2001 and 1,312,345 shares in 2000 have been allocated to employees.

The ESOP's purchase of the ESOP Preferred Stock was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8%. The loan will be repaid in increasing installments through 2002 from future minimum Corporation matching contributions to the ESOP and dividends on the ESOP Preferred Stock. The Corporation's minimum required matching contributions and dividends are $3.0 million in 2002. The loan will be repaid in 2002.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE A -- DESCRIPTION OF THE PLAN (Continued)


Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company (Fidelity) with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs and investment objectives of the Plan funds are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window (Self Directed Option): The option allows participants to select from over 200 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

 NOTE A -- DESCRIPTION OF THE PLAN (Continued)


Individual accounts are maintained for each participant; each account includes the individual's contributions, Corporation matching contributions and investment funds' earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral vehicle. Forfeitures are used to reduce VF Corporation's obligation to pay plan expenses.

The transfers of applicable participant balances from the Bestform Savings Plan, Todd Uniform and Horace Small Savings Plans, which were merged into the Plan in 2000, have been disclosed separately in the Statements of Changes in Net Assets Available for Benefits.

Participants may borrow from their individual account. Participants are charged interest at the Morgan Guaranty "Published" prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Participants may borrow up to 50% of the participant's total vested account balance, but may not borrow from the Corporation matching portion. Payment in full is required at termination of employment. There were 3,152 loans outstanding at December 31, 2001.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES


Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the Corporation's Common Stock or the preferred stock's stated redemption price of $30.875 per share. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated January 16, 1996 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

                                            Net Realized and Unrealized
                                           Appreciation (Depreciation) in                               Fair Value
                                       Fair Value for the Year Ended December 31                        At December 31
                                  -----------------------------------------------------       --------------------------------
                                      2001                  2000               1999                2001              2000
                                  -------------       -------------       -------------       -------------      -------------
Fair value as determined by
   quoted market or stated
   redemption price:              $   2,452,027       $   5,219,011       $ (10,872,959)      $  24,731,732      $  25,069,530
 VF Corporation common stock
 ESOP Preferred Stock                 6,839,407          15,139,218         (45,661,526)         92,252,328         91,052,333
 Mutual funds and
   bank common trust funds          (23,634,971)        (25,209,654)         15,225,411         177,870,890        194,880,922
                                  -------------       -------------       -------------       -------------      -------------
                                    (14,343,537)         (4,851,425)        (41,309,074)        294,854,950        311,002,785
                                  -------------       -------------       -------------       -------------      -------------
Fair value as determined by
 Plan trustee:
 United States government
    obligations                               0                   0            (148,152)                  0                  0
 Commercial notes                             0                   0             (20,392)                  0                  0
 Mutual funds and
   bank common trust funds            1,991,686           1,944,380             583,346          34,038,156         30,180,668
                                  -------------       -------------       -------------       -------------      -------------
                                      1,991,686           1,944,380             414,802          34,038,156         30,180,668
                                  -------------       -------------       -------------       -------------      -------------
                                  $ (12,351,851)      $  (2,907,045)      $ (40,894,272)      $ 328,893,106      $ 341,183,453
                                  =============       =============       =============       =============      =============

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTE D -- INVESTMENTS (Continued)


The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:


                                                                 2001             2000
                                                             -----------      -----------
ESOP Preferred Stock                                         $92,252,328      $91,052,333
  (1,477,929 and 1,570,301 shares)
Fidelity Growth & Income Fund                                 52,881,518       62,463,611
  (1,414,701 and 1,483,696 shares)
VF Corporation Common Stock                                   24,728,178       25,069,530
  (633,893 and 691,764 shares)
Fidelity US Equity Index Commingled Pool                      32,506,489       40,258,148
  (963,155 shares and 1,050,852 shares)
ProCapp Fixed Income Fund                                     34,038,156       30,180,668
  (2,931,796 and 2,771,411 shares)
Fidelity Retirement Money Market Portfolio                    17,963,369       15,294,844
   (17,963,369 shares and 15,294,844 shares)

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS

NOTE E -- NONPARTICIPANT DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                       Employee Stock Ownership Plan
                                              December 31
                                          2001             2000
                                       -----------      -----------
ASSETS
  VF Corporation ESOP
  Preferred Stock
   1,477,929 shares in 2001
   1,570,301 shares in 2000            $92,252,328      $91,052,333

  Other securities                         373,368          359,709
                                       -----------      -----------
    Total investments                   92,625,696       91,412,042
                                       -----------      -----------
    TOTAL ASSETS                        92,625,696       91,412,042
                                       -----------      -----------

LIABILITIES

Employee Stock Ownership
  Plan obligation  payable to VF
  Corporation                            2,872,310       12,312,041
                                       -----------      -----------
    TOTAL LIABILITIES                    2,872,310       12,312,041
                                       -----------      -----------
Net assets available for benefits      $89,753,386      $79,100,001
                                       ===========      ===========

        VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
                          Notes to Financial Statements

NOTE E -- NONPARTICIPANT DIRECTED ACCOUNTS (continued)

   Changes in Net Assets                                        Year Ended December 31
                                                       2001               2000                 1999
                                                 -------------       -------------       -------------
Investment income
  Dividends on ESOP Preferred Stock              $   3,147,511       $   3,335,572       $   3,548,108
  Income from mutual funds and
    bank common trust funds                             19,947              37,564              17,013
                                                 -------------       -------------       -------------
                                                     3,167,458           3,373,136           3,565,121
Contributions
  VF Corporation*                                    7,121,014           7,172,768           6,907,055
                                                 -------------       -------------       -------------
                                                     7,121,014           7,172,768           6,907,055
                                                 -------------       -------------       -------------

Benefits paid to participants                       (5,412,637)         (3,950,527)         (6,246,284)
Forfeitures that reduce
  VF Corporation contributions                        (207,517)           (201,027)           (184,026)

Interest paid to VF Corporation on Employee
  Stock Ownership Plan obligation                     (854,340)         (1,744,899)         (2,553,867)
Net realized and unrealized appreciation
 (depreciation)in fair value of investments          6,839,407          15,139,218         (45,661,526)
                                                 -------------       -------------       -------------
Net increase (decrease)                             10,653,385          19,788,669         (44,173,527)


Net assets available for benefits
  Beginning of year                                 79,100,001          59,311,332         103,484,859
                                                 -------------       -------------       -------------
  End of year                                    $  89,753,386       $  79,100,001       $  59,311,332
                                                 =============       =============       =============



*Effective April 2002, VF matching contributions are being made in cash.

                   VF Corporation Tax-Advantaged Savings Plan
                             for Salaried Employees
              Line 27(a) - Schedule of Assets (Held at End of Year)
                              At December 31, 2001


Identity of issue, borrower,                         Number of                      Current
Lessor, or similar party                              Shares         Cost            Value
---------------------------                       ----------       ----------       ----------
*Fidelity Puritan Fund                               601,300      $10,934,609      $10,624,978
*Fidelity Growth & Income Fund                     1,414,701       45,226,288       52,881,518
*Fidelity Diversified International Fund             267,054        5,706,504        5,095,385
*Fidelity Dividend Growth Fund                        92,139        2,679,074        2,610,307
*Fidelity Retirement Money Market Portfolio       17,963,369       17,963,369       17,963,369
*Fidelity U.S. Equity Index Commingled Pool          963,155       36,389,162       32,506,489
 Baron Asset Fund                                    153,067        7,667,378        6,805,359
 Longleaf Small Cap Fund                             196,879        4,376,196        4,268,338
*ProCapp Fixed Income Fund                         2,931,796       30,477,546       34,038,156
*VF Corporation Common Stock                         633,893       15,993,791       24,731,732
*VF Corporation ESOP Preferred Stock               1,477,929       60,404,262       92,252,328
*Mutual Fund Window (Self Directed Option)               N/A       57,199,118       45,115,147
 Loans receivable from participants
   (with interest rates from 7% to 9%)                   N/A       13,300,763       13,300,763
                                                                 ------------     ------------
                                                                 $308,318,060     $342,193,869
                                                                 ============     ============


* represents a party-in-trust